FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	News Release dated January 31, 2012 Financial results for the quarter ended December 31, 2011 Certificate of S.R. Batliboi & Co., statutory auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 31, 2012	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance - Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 31, 2012

Performance Review – Quarter ended December 31, 2011

•
29% year-on-year increase in consolidated profit after tax to Rs. 5,833 crore (US$ 1.1 billion) for the nine months ended December 31, 2011 (9M-2012) from Rs. 4,525 crore (US$ 852 million) for the nine months ended December 31, 2010 (9M-2011)

•	23% year-on-year increase in standalone profit after tax to Rs. 4,563 crore (US$ 859 million) for 9M-2012 from Rs. 3,699 crore (US$ 696 million) for 9M-2011

•
20% year-on-year increase in standalone profit after tax to Rs. 1,728 crore (US$ 325 million) for the quarter ended December 31, 2011 (Q3-2012) from Rs. 1,437 crore (US$ 271 million) for the quarter ended December 31, 2010 (Q3-2011)

•	19% year-on-year increase in advances to Rs. 246,157 crore (US$ 46.3 billion) at December 31, 2011

•	Current and savings account (CASA) ratio increased to 43.6% at December 31, 2011 from 42.1% at September 30, 2011

•	Net non-performing asset ratio decreased to 0.70% at December 31, 2011 from 0.80% at September 30, 2011 and 1.16% at December 31, 2010

•	Strong capital adequacy ratio of 18.88% and Tier-1 capital adequacy of 13.13%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2011.

Profit & loss account

•
Consolidated profit after tax increased 29% to Rs. 5,833 crore (US$ 1.1 billion) for the nine months ended December 31, 2011 (9M-2012) from Rs. 4,525 crore (US$ 852 million) for the nine months ended December 31, 2010 (9M-2011).

•	Standalone profit after tax increased 23% to Rs. 4,563 crore (US$ 859 million) for 9M-2012 from Rs. 3,699 crore (US$ 696 million) for 9M-2011.

•
Standalone profit after tax increased 20% to Rs. 1,728 crore (US$ 325 million) for the quarter ended December 31, 2011 (Q3-2012) from Rs. 1,437 crore (US$ 271 million) for the quarter ended December 31, 2010 (Q3-2011).

•	Net interest income increased 17% to Rs. 2,712 crore (US$ 511 million) in Q3-2012 from Rs. 2,312 crore (US$ 435 million) in Q3-2011.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Fee income increased 5% to Rs. 1,701 crore (US$ 320 million) in Q3-2012 from Rs. 1,625 crore (US$ 306 million) in Q3-2011.

•	Provisions decreased 27% to Rs. 341 crore (US$ 64 million) in Q3-2012 from Rs. 465 crore (US$ 88 million) in Q3-2011.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. In this direction, the Bank continues to leverage its strong corporate franchise, its international presence and its expanded branch network in India. At December 31, 2011, the Bank had 2,552 branches, the largest branch network among private sector banks in the country.

Credit growth

Advances increased by 19% year-on-year to Rs. 246,157 crore (US$ 46.3 billion) at December 31, 2011 from Rs. 206,692 crore (US$ 38.9 billion) at December 31, 2010.

Deposit growth

During Q3-2012, savings deposits and current account deposits increased by Rs. 3,349 crore (US$ 631 million) and Rs. 7,042 crore (US$ 1.3 billion) respectively. At December 31, 2011, savings account deposits were Rs. 73,498 crore (US$ 13.8 billion) and current account deposits were Rs. 40,039 crore (US$ 7.5 billion). The CASA ratio increased to 43.6% at December 31, 2011 from 42.1% at September 30, 2011. The average CASA ratio increased from 38.3% in Q2-2012 to 39.0% in Q3-2012.

Capital adequacy

The Bank’s capital adequacy at December 31, 2011 as per Reserve Bank of India’s guidelines on Basel II norms was 18.88% and Tier-1 capital adequacy was 13.13%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

 Asset quality

Net non-performing assets decreased by 28% to Rs. 2,082 crore (US$ 392 million) at December 31, 2011 from Rs. 2,873 crore (US$ 541 million) at December 31, 2010. The Bank’s net non-performing asset ratio decreased to 0.70% at December 31, 2011 from 1.16% at December 31, 2010 and 0.80% at September 30, 2011. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines at December 31, 2011 was 78.9% compared to 71.8% at December 31, 2010. Net restructured assets at December 31, 2011 were Rs. 3,070 crore (US$ 578 million).

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during April-December 2011. ICICI Life’s profit after tax for 9M-2012 was Rs. 1,056 crore (US$ 199 million) compared to Rs. 513 crore (US$ 97 million) for 9M-2011. ICICI Life’s annualised premium equivalent (APE) was Rs. 860 crore (US$ 162 million) in Q3-2012 compared to Rs. 571 crore (US$ 108 million) in Q3-2011. The assets under management at December 31, 2011 were Rs. 63,222 crores (US$ 11.9 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during 9M-2012. The gross premium income of ICICI General increased by 22% to Rs. 3,965 crore (US$ 747 million) in 9M-2012 from Rs. 3,250 crore (US$ 612 million) in 9M-2011. ICICI General’s profit after tax for 9M-2012 was Rs. 197 crore (US$ 37 million). ICICI General’s profit after tax increased by 36% to Rs. 101 crore (US$ 19 million) in Q3-2012 from Rs. 74 crore (US$ 14 million) in Q3-2011.

Appointment of non-executive Director

The Board of Directors has appointed Dr. Swati Piramal as a non-executive Director. Dr. Piramal is the Director-Strategic Alliances and Communications at the Piramal Group. She is the Vice Chairperson of Piramal Life Sciences and a Director of Piramal Healthcare. Dr. Piramal completed her M.B.B.S. from the University of Mumbai, and holds a Masters Degree in Public Health from Harvard School of Public Health. She was the first woman to be elected President of The Associated Chambers of Commerce & Industry in India (ASSOCHAM). She was conferred with the Padma Shri in January 2012.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
 Rs. crore
	FY2011	Q3-2011	9M-2011	Q2-2012	Q3-2012	9M-2012
Net interest income	9,017	2,312	6,507	2,506	2,712	7,629
Non-interest income	6,648	1,749	5,007	1,740	1,892	5,274
- Fee income	6,419	1,625	4,628	1,700	1,701	4,979
- Lease and other income	444	103	398	120	256	465
- Treasury income	(215)	21	(19)	(80)	(65)	(170)
Less:
Operating expense	6,381	1,667	4,592	1,844	1,870	5,488
Expenses on direct market agents (DMAs)1	157	40	112	36	37	107
Lease depreciation	79	11	68	12	10	33
Operating profit	9,048	2,343	6,742	2,354	2,687	7,275
Less: Provisions	2,287	465	1,903	319	341	1,114
Profit before tax	6,761	1,878	4,839	2,035	2,346	6,161
Less: Tax	1,610	441	1,140	532	618	1,598
Profit after tax	5,151	1,437	3,699	1,503	1,728	4,563
1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Results for FY2011 and Q3-2011 take into account the impact of the amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
Rs. crore
	December 31, 2010	March 31, 2011	September 30, 2011	December 31, 2011
Assets
Cash & bank balances	31,461	34,090	36,179	39,346
Advances	206,692	216,366	233,952	246,157
Investments	133,703	134,686	147,685	149,791
Fixed & other assets	21,041	21,092	22,909	23,999
Total	392,897	406,234	440,725	459,293
Liabilities
Net worth	55,429	55,091	58,602	60,976
- Equity capital	1,151	1,152	1,152	1,153
- Reserves	54,278	53,939	57,450	59,823
Deposits	217,747	225,602	245,092	260,589
CASA ratio	44.2%	45.1%	42.1%	43.6%
Borrowings1	105,327	109,554	121,324	122,281
Other liabilities	14,394	15,987	15,707	15,447
Total	392,897	406,234	440,725	459,293
1.	Borrowings include preference shares amounting to Rs. 350 crore.
2.	Figures for December 31, 2010 take into account the impact of amalgamation of erstwhile Bank of Rajasthan from close of business on August 12, 2010.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 53.11

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com
UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
		Three months ended			Nine months ended		Year ended
Sr. No.	Particulars	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	March 31, 2011
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	8,591.87	8,157.62	6,695.96	24,368.01	18,817.60	25,974.05
	a) Interest/discount on advances/bills	5,685.84	5,380.74	4,161.95	16,001.71	11,889.65	16,424.78
	b) Income on investments	2,472.54	2,344.98	2,121.23	7,068.55	5,695.91	7,905.19
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	134.11	115.27	95.35	363.21	275.71	366.77
	d) Others	299.38	316.63	317.43	934.54	956.33	1,277.31
2.	Other income	1,891.86	1,739.55	1,748.79	5,274.30	5,007.23	6,647.90
3.	TOTAL INCOME (1)+(2)	10,483.73	9,897.17	8,444.75	29,642.31	23,824.83	32,621.95
4.	Interest expended	5,879.85	5,651.18	4,384.22	16,738.63	12,310.43	16,957.15
5.	Operating expenses (e)+(f)+(g)	1,916.78	1,892.24	1,717.92	5,628.80	4,771.78	6,617.25
	e) Employee cost	836.63	842.70	760.47	2,412.18	1,960.32	2,816.94
	f) Direct marketing expenses	37.29	36.22	40.46	107.13	111.75	157.03
	g) Other operating expenses	1,042.86	1,013.32	916.99	3,109.49	2,699.71	3,643.28
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	7,796.63	7,543.42	6,102.14	22,367.43	17,082.21	23,574.40
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)	2,687.10	2,353.75	2,342.61	7,274.88	6,742.62	9,047.55
8.	Provisions (other than tax) and contingencies	341.10	318.79	464.27	1,113.75	1,903.23	2,286.84
9.	Exceptional items	..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	2,346.00	2,034.96	1,878.34	6,161.13	4,839.39	6,760.71
11.	Tax expense (h)+(i)	617.90	531.77	441.32	1,597.64	1,140.12	1,609.33
	h) Current period tax	492.94	544.48	570.33	1,564.45	1,580.53	2,141.11
	i) Deferred tax adjustment	124.96	(12.71)	(129.01)	33.19	(440.41)	(531.78)
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)	1,728.10	1,503.19	1,437.02	4,563.49	3,699.27	5,151.38
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)	1,728.10	1,503.19	1,437.02	4,563.49	3,699.27	5,151.38
15.	Paid-up equity share capital (face value Rs. 10/-)	1,152.62	1,152.47	1,151.47	1,152.62	1,151.47	1,151.82
16.	Reserves excluding revaluation reserves	59,821.05	57,448.45	54,277.68	59,821.05	54,277.68	53,938.83
17.	Analytical ratios
	i) Percentage of shares held by Government of India	..	..	..	..	..	..
	ii) Capital adequacy ratio	18.88%	18.99%	19.98%	18.88%	19.98%	19.54%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months)(in Rs.)	14.99	13.05	12.48	39.61	32.64	45.27
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months)(in Rs.)	14.96	13.00	12.41	39.49	32.48	45.06
18.	NPA Ratio1
	i) Gross non-performing advances (net of write-off)	9,723.01	10,021.25	10,186.62	9,723.01	10,186.62	10,034.26
	ii) Net non-performing advances	2,047.67	2,183.77	2,872.74	2,047.67	2,872.74	2,407.36
	iii) % of gross non-performing advances (net of write-off) to gross advances	3.82%	4.14%	4.75%	3.82%	4.75%	4.47%
	iv) % of net non-performing advances to net advances	0.83%	0.93%	1.39%	0.83%	1.39%	1.11%
19.	Return on assets (annualised)	1.57%	1.41%	1.46%	1.43%	1.31%	1.35%
20.	Public shareholding
	i) No. of shares	1,152,564,657	1,152,412,079	1,151,422,189	1,152,564,657	1,151,422,189	1,151,772,372
	ii) Percentage of shareholding	100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii) Non-encumbered
	a) No. of shares	..	..	..	..	..	..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
	c) Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1.
At December 31, 2011, the percentage of gross non-performing customer assets to gross customer assets was 3.23% and net non-performing customer assets to net customer assets was 0.70%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
	At
Particulars	December 31, 2011	September 30, 2011	December 31, 2010	March 31, 2011
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,152.62	1,152.47	1,151.47	1,151.82
Employees stock options outstanding	1.84	1.32	..	0.29
Reserves and surplus	59,821.05	57,448.45	54,277.68	53,938.83
Deposits	260,589.36	245,091.72	217,746.83	225,602.11
Borrowings (includes preference shares and subordinated debt)	122,280.83	121,323.66	105,326.58	109,554.28
Other liabilities	15,447.28	15,707.59	14,394.40	15,986.34
Total Capital and Liabilities	459,292.98	440,725.21	392,896.96	406,233.67

Assets
Cash and balances with Reserve Bank of India	22,144.07	23,301.52	18,134.62	20,906.97
Balances with banks and money at call and short notice	17,201.90	12,877.47	13,325.99	13,183.11
Investments	149,791.42	147,684.88	133,702.67	134,685.96
Advances	246,157.49	233,952.22	206,692.01	216,365.90
Fixed assets	4,616.63	4,696.52	4,730.73	4,744.26
Other assets	19,381.47	18,212.60	16,310.94	16,347.47
Total Assets	459,292.98	440,725.21	392,896.96	406,233.67

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
		Three months ended			Nine months ended		Year ended
Sr. No.	Particulars	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	March 31, 2011
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	16,497.35	16,110.61	15,415.85	47,357.75	43,415.71	61,594.70
2.	Net profit	2,174.22	1,991.68	2,039.40	5,832.67	4,525.34	6,093.27
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/nine months)(in Rs.)	18.87	17.28	17.72	50.62	39.92	53.54
	b) Diluted EPS (not annualised for three months/nine months)(in Rs.)	18.78	17.20	17.57	50.37	39.66	53.25

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
		Three months ended			Nine months ended		Year ended
Sr. No.	Particulars	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	March 31, 2011
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	4,951.87	4,852.42	3,969.36	14,487.12	11,740.92	15,973.49
b	Wholesale Banking	6,798.37	6,344.67	5,022.99	18,787.09	13,863.06	19,323.27
c	Treasury	7,603.06	7,230.43	6,189.25	21,847.44	17,305.39	23,744.18
d	Other Banking	51.96	65.50	126.48	187.48	330.96	430.31
	Total segment revenue	19,405.26	18,493.02	15,308.08	55,309.13	43,240.33	59,471.25
	Less: Inter segment revenue	8,921.53	8,595.85	6,863.33	25,666.82	19,415.50	26,849.30
	Income from operations	10,483.73	9,897.17	8,444.75	29,642.31	23,824.83	32,621.95
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	320.45	105.60	(127.86)	341.91	(461.93)	(514.19)
b	Wholesale Banking	1,657.14	1,595.29	1,306.60	4,457.95	3,447.12	4,899.70
c	Treasury	398.24	347.12	653.32	1,380.41	1,740.44	2,200.70
d	Other Banking	(29.83)	(13.05)	46.28	(19.14)	113.76	174.50
	Total segment results	2,346.00	2,034.96	1,878.34	6,161.13	4,839.39	6,760.71
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	2,346.00	2,034.96	1,878.34	6,161.13	4,839.39	6,760.71
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(105,342.94)	(98,663.37)	(82,322.44)	(105,342.94)	(82,322.44)	(87,448.42)
b	Wholesale Banking	90,958.19	88,891.70	72,734.56	90,958.19	72,734.56	80,539.62
c	Treasury	68,274.02	61,675.92	58,225.70	68,274.02	58,225.70	54,883.25
d	Other Banking	1,506.03	1,224.37	632.94	1,506.03	632.94	963.00
e	Unallocated	5,580.21	5,473.62	6,158.39	5,580.21	6,158.39	6,153.49
	Total	60,975.51	58,602.24	55,429.15	60,975.51	55,429.15	55,090.94

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury“ includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on ‘Interim Financial Reporting’.
2.
The Bank of Rajasthan Limited (Bank of Rajasthan), a banking company incorporated under the Companies Act, 1956 and licensed by RBI under the Banking Regulation Act, 1949 was amalgamated with ICICI Bank Limited (ICICI Bank) with effect from close of business of August 12, 2010 in terms of the Scheme of Amalgamation (the Scheme) approved by the Reserve Bank of India vide its order DBOD No. PSBD 2603/16.01.128/2010-11 dated August 12, 2010 under sub section (4) of section 44A of the Banking Regulation Act, 1949. The consideration for the amalgamation was 25 equity shares of ICICI Bank of the face value of Rs. 10/- each fully paid-up for every 118 equity shares of Rs. 10/- each of Bank of Rajasthan. Accordingly, ICICI Bank allotted 31,323,951 equity shares to the shareholders of Bank of Rajasthan on August 26, 2010 and 2,860,170 equity shares which were earlier kept in abeyance pending civil appeal, on November 25, 2010.

3.
The provision coverage ratio of the Bank at December 31, 2011, computed as per the RBI circular dated December 1, 2009, is 78.9% (September 30, 2011: 78.2%; March 31, 2011: 76.0%; December 31, 2010: 71.8%).

4.
Until the six months ended September 30, 2010 (H1-2011), the surplus in the non-participating policyholders’ funds (non-par funds) of ICICI Prudential Life Insurance Company (ICICI Life) was transferred to the profit and loss account only at the end of the financial year. The accounts of ICICI Life for H1-2011 did not include the surplus on non-par funds. On December 27, 2010, a clarification was issued by Insurance Regulatory and Development Authority (IRDA) stating that the surplus arising on the non-par funds may be recognised in the profit and loss account on a quarterly basis. Consequent to this clarification, ICICI Life transferred the surplus on non-par funds for H1-2011 as well as the three months ended December 31, 2010 (Q3-2011) to the profit and loss account in Q3-2011. Accordingly, the net profit after tax of Rs. 512.69 crore for the nine months ended December 31, 2010 (9M-2011) and Rs. 613.68 crore for Q3-2011 included Rs. 519.86 crore on account of transfer of surplus from non-par funds, of which Rs. 488.88 crore pertained to H1-2011. The Bank’s consolidated net profit after tax for 9M-2011 and Q3-2011 included Rs. 384.12 crore on account of transfer of surplus from non-par funds, of which Rs. 361.23 crore pertained to H1-2011.

5.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participates in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles. IRDA vide its order dated January 3, 2012 has enhanced the ultimate loss ratios (ULR) of the Pool to 159.0%, 188.0%, 200.0% and 213.0% for each of the four years from March 31, 2008 to March 31, 2011 as against the earlier determined loss ratio of 153.0%. The ULR for FY2012 is awaited. IRDA has clarified that the effect of required change on the liability reserve is to be considered as at the end of March 2012. The General Insurance Council has sought relaxations from IRDA, in the manner in which the liability has to be determined and treated in the books of accounts. Based on the ULR specified, the additional liability reserve to be provided for is estimated at Rs. 626.83 crore as at the end of March 2012, which would impact the profit and loss account of ICICI General in the future.

6.	During the three months ended December 31, 2011, the Bank has allotted 152,578 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
7.	Status of equity investors’ complaints/grievances for the three months ended December 31, 2011:

Opening balance	Additions	Disposals	Closing balance
0	6	6	0

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The above financial results have been approved by the Board of Directors at its meeting held on January 31, 2012.
10.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.
11.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	N. S. Kannan
Date : January 31, 2012	Executive Director & CFO

Item 3

S.R. BATLIBOI & Co. Chartered Accountants	6th Floor, Express Towers Nariman Point Mumbai-400 021. India Tel: +91 22 6192 0000 Fax: +91 22 6192 2000
Auditor's Report on Quarterly Financial Results and Year to Date Result of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of ICICI Bank Limited

1.	We have audited the quarterly financial results of ICICI Bank Limited (the 'Bank') for the quarter ended December 31 2011 and year to date result for the period 1 April 2011 to 31 December 2011, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. These financial results have been prepared from interim financial statements, which are the responsibility of the Bank's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India read with the relevant requirements of the listing agreement entered into by the Bank with Bombay Stock Exchange Limited and National stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 1,008,000.0 million as at December 31, 2011, the total revenue of Rs. 12,288.7million for the quarter ended December 31, 2011 and Rs. 35.405.1 million for the nine months ended December 31, 2011 and net cash flows amounting to Rs. 17,295.4 million for the quarter ended December 31, 2011 and Rs. 54,572.7 million for the nine months ended December 31, 2011. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these half yearly financial results:
	(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
	(ii)	give a true and fair view of the net profit for the quarter ended 31 December 2011 as well as the year to date results for the period from 1 April 2011 to 31 December 2011.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of clause 35 of the Listing Agreement and found the same to be correct.

/s/ S.R. Batliboi & Co.
For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

/s/ Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai; 31 January 2012